Exhibit 12

The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2015	2014	2013	2012	2011
	(Millions)
Earnings:
Income (loss) from continuing operations before income taxes (2)	$(1,713)	$3,584	$1,080	$1,289	$1,202
Less: Equity earnings	(335)	(144)	(134)	(111)	(155)
Income (loss) from continuing operations before income taxes and equity earnings (2)	(2,048)	3,440	946	1,178	1,047
Add:
Fixed charges:
Interest incurred (1)	1,118	888	611	568	598
Rental expense representative of interest factor	25	16	11	11	10
Total fixed charges	1,143	904	622	579	608
Distributed income of equity-method investees	617	409	245	161	191
Less:
Interest capitalized	(74)	(141)	(101)	(59)	(25)
Total earnings as adjusted (2)	$(362)	$4,612	$1,712	$1,859	$1,821
Fixed charges	$1,143	$904	$622	$579	$608
Ratio of earnings to fixed charges	*	5.10	2.75	3.21	3.00

(1)
Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in Provision (benefit) for income taxes in our Consolidated Statement of Operations.

(2)
Includes a $2.544 billion non-cash gain in 2014 resulting from remeasuring our previous equity-method investment in ACMP to its preliminary acquisition-date fair value in conjunction with accounting for the ACMP Acquisition.

* Earnings are inadequate to cover fixed charges by $1,505 million for 2015.